SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. )*

Le Gaga Holdings Limited
(Name of Issuer)

American Depositary Shares
(Title of Class of Securities)

521168104
(CUSIP Number)

December 31, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 521168104	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Advantage Advisers Xanthus Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER [ ]
	6	SHARED VOTING POWER 2,374,415
	7	SOLE DISPOSITIVE POWER [ ]
	8	SHARED DISPOSITIVE POWER 2,374,415
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,374,415
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.18%
12	TYPE OF REPORTING PERSON PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 521168104	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Advantage Advisers Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER [ ]
	6	SHARED VOTING POWER 2,374,415
	7	SOLE DISPOSITIVE POWER [ ]
	8	SHARED DISPOSITIVE POWER 2,374,415
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,374,415
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.18%
12	TYPE OF REPORTING PERSON IA

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 521168104	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Oppenheimer Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER [ ]
	6	SHARED VOTING POWER 3,061,407
	7	SOLE DISPOSITIVE POWER [ ]
	8	SHARED DISPOSITIVE POWER 3,061,407
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,061,407
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.67%
12	TYPE OF REPORTING PERSON CO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 521168104	13G	Page 5 of 10 Pages

Item 1 (a).	NAME OF ISSUER:

The name of the issuer is Le Gaga Holdings Limited (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at Unit 1105, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Advantage Advisers Xanthus Fund, L.L.C., a Delaware limited liability company ("Xanthus"), with respect to the Shares (defined in Item 2(d) below) directly held by it;

(ii)	Advantage Advisers Management, L.L.C., a Delaware limited liability company ("AAM"), which serves as Investment Adviser to Xanthus, with respect to the Shares directly held by Xanthus;

(iii)
Oppenheimer Holdings Inc., a Delaware corporation ("OPY"), the ultimate parent of AAM and various other investment advisers, with respect to the Shares directly held and the accounts and other pooled investment vehicles managed by its subsidiaries, none of which (other than Xanthus) own more than 5%;

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is Advantage Advisers Xanthus Fund, L.L.C. and Advantage Advisers Management, L.L.C. are located at 200 Park Avenue, New York, NY 10166.  Oppenheimer Holdings Inc. is located at 125 Broad Street, New York, NY 10004.

Item 2(c).	CITIZENSHIP:

Xanthus, AAM and OPY are organized under the laws of the State of Delaware.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

American Depositary Shares, par value $0.01 per share (the "Shares")

CUSIP No. 521168104	13G	Page 6 of 10 Pages

Item 2(e).	CUSIP NUMBER:

521168104	521168104

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☒	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☐

Item 4.	OWNERSHIP.

The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of approximately 45,870,000 Shares issued and outstanding as of December 31, 2010.

A.	Advantage Advisers Xanthus Fund, L.L.C.
	(a)	Amount beneficially owned: 2,374,415
	(b)	Percent of class: 5.18%
	(c)	(i)	Sole power to vote or direct the vote: [ ]
		(ii)	Shared power to vote or direct the vote: 2,374,415
		(iii)	Sole power to dispose or direct the disposition: [ ]
		(iv)	Shared power to dispose or direct the disposition of: 2,374,415

CUSIP No. 521168104	13G	Page 7 of 10 Pages

B.	Advantage Advisers Management, L.L.C.
	(a)	Amount beneficially owned: 2,374,415
	(b)	Percent of class: 5.18%
	(c)	(i)	Sole power to vote or direct the vote: [ ]
		(ii)	Shared power to vote or direct the vote: 2,374,415
		(iii)	Sole power to dispose or direct the disposition: [ ]
		(iv)	Shared power to dispose or direct the disposition: 2,374,415

C.	Oppenheimer Holdings Inc.
	(a)	Amount beneficially owned: 3,061,407
	(b)	Percent of class: 6.67%
	(c)	(i)	Sole power to vote or direct the vote: [ ]
		(ii)	Shared power to vote or direct the vote: 3,061,407
		(iii)	Sole power to dispose or direct the disposition: [ ]
		(iv)	Shared power to dispose or direct the disposition: 3,061,407

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

AAM, which serves as the investment adviser to Xanthus, may be deemed to be the beneficial owner of the Shares held by Xanthus.  The filing of this statement should not be construed as an admission that AAM is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of the Shares held by Xanthus.

OPY, the ultimate parent of AAM, may be deemed to be the beneficial owner of the Shares held by Xanthus and the accounts managed by other investment adviser subsidiaries of OPY.    The filing of this statement should not be construed as an admission that OPY is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of the Shares held by Xanthus and the accounts managed by other investment adviser subsidiaries of OPY.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

CUSIP No. 521168104	13G	Page 8 of 10 Pages

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 2.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 521168104	13G	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2011

ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.

By:	/s/ Bryan McKigney
Name: Bryan McKigney
Title: Authorized Signatory

ADVANTAGE ADVISERS MANAGEMENT, L.L.C.

By:	/s/ Bryan McKigney
Name: Bryan McKigney
Title: Authorized Signatory

OPPENHEIMER HOLDINGS INC.

By:	/s/ Dennis McNamara
Name: Dennis McNamara
Title: Authorized Signatory

CUSIP No. 521168104	13G	Page 10 of 10 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  February 14, 2011

ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.

By:	/s/ Bryan McKigney
Name: Bryan McKigney
Title: Authorized Signatory

ADVANTAGE ADVISERS MANAGEMENT, L.L.C.

By:	/s/ Bryan McKigney
Name: Bryan McKigney
Title: Authorized Signatory

OPPENHEIMER HOLDINGS INC.

By:	/s/ Dennis McNamara
Name: Dennis McNamara
Title: Authorized Signatory